UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29468/ October 20, 2010

In the Matter of	:
	:
FIRST TRUST VALUE LINE DIVIDEND FUND	:
120 East Liberty Dr.	:
Suite 400	:
Wheaton, IL 60187	:
	:
(811-21381)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

First Trust Value Line Dividend Fund filed an application on May 28, 2009, and amended on September 15, 2010, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On September 24, 2010, a notice of filing of the application was issued (Investment Company Act Release No. 29440). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Florence E. Harmon
                                         Deputy Secretary